Exhibit 99.1

Jianzhi Education Technology Group Company Limited Receives Notification from Nasdaq Regarding Delayed Form 20-F Filing

BEIJING, May 22, 2022 (GLOBE NEWSWIRE) — Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that it received a notice (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required public financial reports with the SEC.

The Notice provides that the Company has until July 17, 2023 to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the 2022 Annual Report, or until November 13, 2023, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company would have the opportunity to appeal that decision to a Nasdaq hearings panel. The Notice has no immediate impact on the listing of the Company’s securities on Nasdaq.

As previously reported by the Company in its Notification of Late Filing on Form 12b-25, filed with the SEC on April 27, 2023, the Company was unable, without unreasonable effort or expense, to file its 2022 Annual Report within the prescribed period. The Company is working diligently to complete the 2022 Annual Report as soon as practicable. The Company intends to submit to Nasdaq a plan to regain compliance on or before July 17, 2023 as required by the Notice.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release (the “Press Release”) contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Press Release is as of the date of this Press Release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.